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                                                                  Exhibit (a)(2)

To all:

Well, the day has finally arrived! The Tender Offer Period officially starts today October 25, 2001.

Dates and Deadlines

The Tender Period will begin today, October 25, 2001, and will remain open for 20 U.S. business days.

That means that the Tender Period will end at 10:00 PM Pacific Time on Monday, November 26, 2001.

During the next 20 U.S. business days you will have to make your decision as to which options you would like to exchange.

THERE WILL BE NO EXCEPTIONS TO THE DEADLINES - YOU ARE SOLELY RESPONSIBLE FOR MEETING THE DEADLINES - PLEASE LOOK AT THE DEADLINES CAREFULLY AND IF YOU HAVE ANY QUESTIONS, MAKE SURE YOU ASK WITH ENOUGH TIME TO BE ABLE TO MAKE A DECISION.

Recently Asked Questions

Formula Grants

Many people have had questions lately regarding exercising vested Formula Grants. Up until 10:00 PM Pacific Time on Monday, November 26, 2001 you can exercise ANY vested options, including the Formula Grants. You exercise and sell the option shares over the Schwab OptionCenter website just like any other exercise. Then, effective at 10:00 PM Pacific Time on Monday, November 26, 2001, if you have elected to exchange any Eligible Options, two things happen:

1. those Eligible Options that you have elected to exchange will be cancelled, and

2.   any "outstanding" Formula Grants will be cancelled.

"Outstanding" Formula Grants means what remains of your Formula Grants after exercising any vested option shares up until the deadline of 10:00 PM Pacific Time on November 26, 2001.

Your eligibility to participate in the Exchange Offer is not affected in any way if you exercise any vested Formula Grants prior to the deadline noted above - your Formula Grants are yours to do with as you please until the end of the Tender Period. If you are participating in the Exchange Offer then unexercised Formula Grants will be cancelled at the end of the Tender Period.

Internal Website

The url to the internal website is below. You can visit the site as many times as you like - you can change your mind as many times as you like up until the deadline. You will receive an email confirmation as to what you have chosen every time you make an election.

http://www-int.juniper.net/OptionExchange/

I will be setting up Q&A Sessions beginning next week - so be on the lookout for a schedule. You can send questions from the Option Exchange url or just send them to me or to Brienne Taloff. We are more than happy to answer any questions that you may have - please do not hesitate to ask.
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lcb

THIS PROGRAM AND THE INFORMATION PROVIDED IN THIS MESSAGE ARE SUBJECT TO AND GOVERNED BY THE OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FILED BY US WITH THE SECURITIES AND EXCHANGE COMMISSION, ALONG WITH OTHER MATERIALS. THOSE MATERIALS ARE AVAILABLE FREE OF CHARGE, EITHER FROM THE COMPANY OR AT THE SEC WEBSITE AT WWW.SEC.GOV. THESE MATERIALS ARE IMPORTANT AND YOU ARE URGED TO READ THEM CAREFULLY.